UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 June 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



Harmony Gold Mining Company Limited

(Incorporated in 1950)
(Registration number 1950/038232/06)
Share code: HAR
NASDAQ: HMY
New York Stock Exchange, Inc.: HMY
ISIN: ZAE000015228

ACQUISITION OF AN EQUITY STAKE IN VILLAGE MAIN REEF GOLD MINING COMPANY

Harmony Gold Mining Company Limited (NASDAQ, NYSE: HMY; JSE: HAR) today announced that it has acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited ("Village") for an amount of R458,775. The equity stake was purchased from African Rainbow Minerals Limited at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony is obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. Should all remaining shareholders accept the offer, it would mean an additional cash outflow of approximately R754,915. More details regarding the mandatory offer will be published as soon as possible.

Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. Village has a total of 6 068 446 shares in issue, with a current market capitalisation of approximately R3.3 million. The acquisition forms part of Harmony's strategic positioning.

Issued by Harmony Gold Mining Company Limited

Johannesburg
21 June 2006

For more details contact:

Bernard Swanepoel
Chief Executive
on +27(0)11 684 0140 or +27(0)83 303 9922

Philip Kotze
Executive, Investor Relations
on +27(0)11 684 0140 or +27(0)83 453 0544

Sponsor	**Legal adviser**





The directors of Harmony accept responsibility for the information contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 21 June, 2006

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer